UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68673

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ COMMONWEALTH ADVISORS, INC._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

        1017 MUMMA RD, STE 302
(No. and Street)

LEMOYNE	PA	17043-1145
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CURTIS WEEKS	678-679-8642	CWEEKS@COMMONWEALTHADV.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

        GOLDMAN & COMPANY, CPA's, PC
(Name – if individual, state last, first, and middle name)

3535 ROSWELL RD, STE 32	MARIETTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___NICHOLAS BYBEL, JR___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___COMMONWEALTH ADVISORS, INC.___ , as of ___DECEMBER 31___ , 2_021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Alexandra M. Sipe, Notary Public
Franklin County
My commission expires July 11, 2024
Commission number 1299497
Member, Pennsylvania Association of Notaries

Notary Public ___Alexandra M Sipe___

Signature: _____

Title: PRESIDENT & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2021

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Commonwealth Advisors, Inc.

Audited Financial Statements

December 31, 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Advisors, Inc's management. Our responsibility is to express an opinion on Commonwealth Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2022

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Commonwealth Advisors, Inc.

Audited Financial Statements

December 31, 2021

STATEMENT OF FINANCIAL CONDITION

ASSETS

ASSETS
Cash & Cash Equivalents	$20,021

COMPUTER AND EQUIPMENT
Computer and Equipment	
Less Accumulated Depreciation	$6,995
Computer and Equipment – Net	($6,995)
	$0

OTHER ASSETS
Deferred Tax Assets	$24,515
FINRA CRD	$200
FIRA Renewal-Prepaid Assets	$925
Total Other Assets	$25,640
TOTAL ASSETS	$45,661

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES
Other Current Liabilities	$0
Total liabilities	$0

SHAREHOLDER'S EQUITY
Additional paid-in capital	$143,150
Retained Deficit	($97,489)
TOTAL SHAREHOLDER'S EQUITY	$45,661
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$45,661

The accompanying notes are an integral part of these financial statements.

Commonwealth Advisors, Inc.

Audited Financial Statements

December 31, 2021

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:	$50,000
OPERATING EXPENSES	
Payroll Expenses	$20,000
Audit Fees	$6,379
Regulatory Fees	$2575
Computer & Internet Expenses	$7,169
FINOP Fee	$10,540
Professional Fees – Other	$15,475
Rent	$1,737
SIPC	$75
Miscellaneous	$35
Administrative Support	$3,000
TOTAL EXPENSES	$66,985
Operating Loss	($16,985)
Income Tax Benefit	$5,209
NET LOSS	($11,776)

The accompanying notes are an integral part of these financial statements.

Commonwealth Advisors, Inc.

Audited Financial Statements

December 31, 2021

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Shares Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	TOTAL
Balance December 31, 2020	1,000	$126,150	($85,713)	$40,437
Capital Contributions		$17,000		$17,000
Net Loss			($11,776)	($11,776)
Balance December 31, 2021	1,000	$143,150	($97,489)	$45,661

The accompanying notes are an integral part of these financial statements.

Commonwealth Advisors, Inc.

Audited Financial Statements

December 31, 2021

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED December 31, 2021

OPERATING ACTIVITIES
Net Loss   ($11,776)

Adjustments to reconcile Net Income to net cash
provided by operations:
Deferred Tax Asset   ($5,209)
   Prepaid Asset – FINRA RENEWAL   ($50)
   Other Liability   ($105)
   Net Cash used in operating activities   ($17,140)

FINANCING ACTIVITIES
CA Holding Capital Contribution $17,000

Net Cash provided by Financing Activities $17,000

NET CASH DECREASE FOR PERIOD   ($140)

CASH AND CASH EQUIVALENTS AT $20,161
BEGINNING OF PERIOD

CASH AND CASH EQUIVALENTS AT END $20,021
OF PERIOD

The accompanying notes are an integral part of these financial statements.

1   ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the Commonwealth of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment. Depreciation Expense for 2021 is $0.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania as a Corporation.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3   RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2021, there was $1,737 paid to the Affiliate for rent. The term of this agreement is through May 1, 2022. The Company paid $20,000 to related parties and it is included with payroll expenses included on the Statement of Operations. As of December 31, 2021, the Company had no amount due to the Affiliate or related parties.

4   COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on the global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal year 2021. Certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

5   INCOME TAXES + DEFFERED TAX ASSET

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
The Company recognizes revenue upon satisfaction of performance obligations under contract. The Company provides merger and acquisition services to its clients. The Company is evaluating new revenue recognition standards and will implement as required.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company has no uncertain tax positions at year end.

Federal	Current	Deferred	Total
-	$0	$5,209	$5,209

The Deferred Tax Asset is comprised of Net Operating Loss Carry Forward as of December 31, 2021. They expire as follows:

Expiration Year	Amount
2031	$ 3,945
2032	$ 48,348
2033	$ 26,645
2034	$ 5,146
2035	$ 2,039
2037	$ 5,313
2039	$ 16,324
2040	$ 7,720
2041	$ 16,985
	$132,465

Commonwealth Advisors, Inc.

Notes to Financial Statements

December 31, 2021

The net Operating Loss Carry Forward as of December 31, 2021, is $132,465. The Deferred Tax Asset is $41,064. The Company anticipates a valuation allowance of $16,549 to be applied to the Deferred Tax Asset based on estimated usage before expiration for a net balance of $24,515.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company has no uncertain tax positions at the year end.

The Company is evaluating new accounting standards and will implement as required.

6   CONCENTRATIONS

All of the Company's revenue was earned from one customer in 2021.

7   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

On December 31, 2021, the Company has net allowable capital of $20,021, which is $15,021 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 0% as of December 31, 2021. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

8   ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the collectability of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful account is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

9   SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 20, 2022, the date its Financial Statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Commonwealth Advisors, Inc.

Notes to Financial Statements

December 31, 2021

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$45,661
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	
Deferred tax asset	$24,515
Other non-allowable assets	$1,125
TOTAL DEDUCTIONS	$25,640
NET CAPITAL	$20,021
AGGREGATE INDEBTEDNESS	
Accounts Payable	$0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$5,000
Excess net capital	$15,021
Net Capital more than the greater of 10% of AI or 120% of minimum net capital requirement	$14,021
Percentage of aggregate indebtedness to net capital	$0

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART II OF THE AMENDED FORM X-17A-5
AS OF DECEMBER 31, 2021

There is no significant difference between the net capital in Part IIA of
the Amended Form X-17A-5 and the Net Capital above.

Commonwealth Advisors, Inc.

Notes to Financial Statements

December 31, 2021

SUPPLEMENTARY SCHEDULES II & III

<u>SUPPLEMENTARY SCHEDULE II</u>
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

<u>SUPPLEMENTARY SCHEDULE III</u>
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Commonwealth Advisors, Inc.'s Annual Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



COMMONWEALTH
ADVISORS INC
1017 Mumma Rd., Suite 302
Lemoyne, PA 17043

EXEMPTION REPORT

YEAR ENDED DECEMBER 31,
2021

Commonwealth Advisors, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports tobe made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company statesthe following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the followingprovisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2021 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: ______________________

Nicholas Bybel, Jr.

President & CEO

January 27, 2022